

Alien Beverages LLC
(the "Company")
a Texas Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Alien Beverages LLC Management

We have reviewed the accompanying financial statements of Alien Beverages LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 9, 2025

ALIEN BEVERAGES LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Non-Current Assets:			
Intangible Assets	$	3,209	2,433
Capitalized Product Development		25,632	20,800
TOTAL ASSETS	$	28,841	23,233
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	17,501	35,523
Loan Payable - Related Party		25,886	304
TOTAL LIABILITIES	$	43,387	35,827
EQUITY			
Member Contribution		-	-
Accumulated Deficit		(14,546)	(12,594)
TOTAL EQUITY	$	(14,546)	(12,594)
TOTAL LIABILITIES AND EQUITY	$	28,841	23,233

See Accompanying Notes to these Unaudited Financial Statements

ALIEN BEVERAGES LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Operating Expenses			
General and Administrative	$	1,952	12,594
Total Operating Expenses		**1,952**	**12,594**
Total Loss from Operations	$	**(1,952)**	**(12,594)**
Other Income (Expense)	$	-	-
Net Income (Loss)	$	**(1,952)**	**(12,594)**

See Accompanying Notes to these Unaudited Financial Statements

ALIEN BEVERAGES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | Retained Earnings | |
	Units	$ Amount	(Deficit)	Total Members' Equity
Beginning balance at 9/3/23	-	-	-	-
Net income (loss)	-	-	(12,594)	(12,594)
Ending balance at 12/31/23	-	-	(12,594)	(12,594)
Net income (loss)	-	-	(1,952)	(1,952)
Ending balance at 12/31/24	-	-	(14,546)	(14,546)

See Accompanying Notes to these Unaudited Financial Statements

ALIEN BEVERAGES LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,952)	(12,594)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Payable		(18,023)	35,523
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(18,023)	35,523
Net Cash provided by (used in) Operating Activities	$	(19,974)	22,929
INVESTING ACTIVITIES			
Intangible Assets	$	(776)	(2,433)
Capitalized Product Development		(4,832)	(20,800)
Net Cash provided by (used in) Investing Activities	$	(5,608)	(23,233)
FINANCING ACTIVITIES			
Loan Payable - Related Party	$	25,582	304
Net Cash provided by (used in) Financing Activities	$	25,582	304
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period	$	-	-
Cash at end of period	$	-	-

See Accompanying Notes to these Unaudited Financial Statements

Alien Beverages LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Alien Beverages LLC ("the Company") was formed in Texas on September 3, 2023. The Company plans to generate revenue through the sale of its branded energy drink, *Area 51 Energy*, via both retail distribution and e-commerce channels. The Company's headquarters is in Fort Worth, Texas. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding offering under Regulation CF in 2025 to raise additional operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Alien Beverages LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for trademark. ASC 350 requires companies to capitalize cost in securing legal rights to a trademark.

During 2023 and 2024, the Company incurred costs related to trademark applications for "PROJECT ALIEN" and "ALIEN ENERGY." As of December 31, 2024 and 2023, the trademarks remain in the application stage. Accordingly, no amortization has been recorded.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Alien Beverages LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

The Company plans to generate revenue through retail sales, e-commerce transactions, and distribution agreements. Payments are expected to be collected within 30 days for credit transactions, within two weeks for e-commerce sales, and upfront in the case of distribution deals. The Company's primary performance obligations will include the sale of products, securing mandated shelf space in retail chains, direct-to-consumer (DTC) sales, and fulfilling purchase orders from distributors within their respective markets.

General and Administrative

General and administrative expenses consist of travel expenses, accounting fees, research and development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2024 and 2023, certain operating expenses of the Company were paid directly by Colten Matthew Jury, member and partner of the Company, on its behalf. These payments did not result in the receipt of cash by the Company and were therefore recorded as advances from the member. The advances were unsecured, non-interest bearing, and are payable on demand. See Note 5 for further details. As of December 31, 2024 and 2023, the balance of advances payable to the member was $25,886 and $304, respectively

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Alien Beverages LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 5 – LIABILITIES AND DEBT

Loan Payable – Related Party – During the years ended December 31, 2024 and 2023, certain operating expenses of the Company were paid directly by Colten Matthew Jury, member and partner of the Company, on its behalf. These payments did not result in the receipt of cash by the Company and were therefore recorded as advances from the member. The advances were unsecured, non-interest bearing, and are payable on demand. As of December 31, 2024 and 2023, the balance of advances payable to the member was $25,886 and $304, respectively

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Loan Payable – Related Party	25,886	-	On Demand	25,886	-	25,886	304	-	304
Total				25,886	-	25,886	304	-	304

Debt Principal Maturities Subsequent to 2024	
Year	Amount
2025	25,886
Thereafter	-

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below:

Members Name	Ownership
Colten Jury	50%
Garrett Quigley	50%

Alien Beverages LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 9, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.